SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 15

Certification and Notice of Termination of Registration under
Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                  Commission File Number 33-98626

                 ACC Consumer Finance Corporation
            (Exact name of registrant as specified in Department of the Treasury, Internal Revenue Service Form SS-4)

    11452 El Camino Real, San Diego, CA 92130 (619) 793-6300
           (Address, including zip code and telephone
          number, including area code, of Registrants'
                  principal executive offices)

                 Common stock, $0.001 Par Value
         10.25% Subordinated Notes due December 1, 2003
    (Title of each class of securities covered by this Form)

                             None
  (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)      [ ]  Rule 12h-3(b)(1)(ii)     [ ]
     Rule 12g-4(a)(1)(ii)     [ ]  Rule 12h-3(b)(2)(i)      [ ]
     Rule 12g-4(a)(2)(i)      [ ]  Rule 12h-3(b)(2)(ii)     [ ]
     Rule 12g-4(a)(2)(ii)     [ ]  Rule 15d-6               [ ]
     Rule 12h-3(b)(1)(i)      [X]

Approximate number of holders of record as of the certification or notice date: Common stock--one; 10.25% Subordinated Notes--26.

     Pursuant to the requirements of the Securities Exchange Act of 1934 ACC Consumer Finance Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  October 22, 1997       By:   /s/ B.B. Moss, Jr.
                                   B.B. Moss, Jr.
                                   Vice President and Treasurer


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